SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                            LANDMARK FINANCIAL CORP.
                            (Name of Subject Company)

                              TRUSTCO BANK CORP NY
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                    514914100
                      (CUSIP Number of Class of Securities)

                                ROBERT T. CUSHING
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              TRUSTCO BANK CORP NY
                                320 STATE STREET
                           SCHENECTADY, NEW YORK 12305
                                 (518) 377-3311
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

                             John K. Pruellage, Esq.
                          Lewis, Rice & Fingersh, L.C.
                         500 North Broadway, Suite 2000
                            St. Louis, Missouri 63102
                                 (314) 444-7600




|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Schedule 14D-9 that TrustCo Bank Corp NY, a New York corporation ("TrustCo"), filed with the Securities and Exchange Commission (the "SEC") on May 16, 2000 in relation to the tender offer made by Investors & Lenders, LLC, a New York limited liability company ("Investors & Lenders"), to purchase a minimum of 100,000 shares of common stock of Landmark Financial Corp., a Delaware corporation, as disclosed in the Schedule TO filed by Investors & Lenders with the SEC on May 10, 2000.

Item 4.  The Solicitation or Recommendation.

Item 4 is hereby supplemented and amended by adding the following:

         On June 1, 2000, TrustCo issued the press release that is included herewith as Exhibit (a)(2) and is incorporated herein by reference.

Item 9.  Exhibits.

The following exhibit is filed as an exhibit hereto:

         (a)(2)   Press Release, dated June 1, 2000.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    TRUSTCO BANK CORP NY


                                 By:  /s/ Robert T. Cushing
                                      Robert T. Cushing
                                      Vice President and Chief Financial Officer

                                 Date:  June 1, 2000

                                  EXHIBIT INDEX

(a)(2)  Press Release, dated June 1, 2000

TRUSTCO
Bank Corp NY                                                    News Release
_______________________________________________________________________________
192 Erie Boulevard, Schenectady, New York, 12305
(518) 377-3311   Fax: (518) 381-3668

Subsidiary:  Trustco Bank                                       NASDAQ -- TRST

                            LANDMARK FINANCIAL CORP.
                              TRUSTCO BANK CORP NY


Thursday, June 1, 2000

News Release

Contact: Landmark Financial Corp                     TrustCo Bank Corp NY
         Gordon E. Coleman                           William F. Terry
         President & CEO                             Secretary
         518-673-2012                                  518-381-3611

FOR IMMEDIATE RELEASE

     TEMPRORARY RESTRAINING ORDER IS DISSOLVED AND PRELIMINARY INJUNCTION
       REQUEST IS DENIED, ALLOWING STOCKHOLDER VOTE TO BE SCHEDULED ON
                             TRUSTCO-LANDMARK MERGER


Canajoharie, NY and Schenectady, NY  June 1, 2000

     Gordon E. Coleman, Chief Executive Officer of Landmark Financial Corporation. (NASDAQ OTC:BB LMFC) and Robert A. McCormick, Chief Executive Officer of TrustCo Bank Corp NY (NASDAQ National Market TRST) today announced that New York State Supreme Court Justice Robert P. Best, sitting in Fonda, Montgomery County, yesterday signed an order dissolving the Temporary
Restraining Order entered on April 17, 2000. The Temporary Restraining Order prohibited Landmark from taking steps to hold a special meeting of stockholders for the purpose of considering and voting upon an Agreement and Plan of Merger with TrustCo Bank. Judge Best also denied a request for a Preliminary Injunction made the same day by Charles F. Cefalu and Private Mortgage Investment Services, Inc. As a result, Landmark Financial Corporation can now proceed to schedule a stockholder meeting (anticipated to take place in mid to late July) to allow Landmark stockholders to vote on the pending merger agreement pursuant to which TrustCo has agreed to acquire all of the outstanding stock of Landmark for $21 per share.

     "We are gratified that Judge Best has agreed that the Temporary Restraining Order no longer serves a purpose", said Mr. Coleman, "and we look forward to giving our stockholders an opportunity to vote on the pending merger agreement."


     "TrustCo is very pleased that it can now move forward to the next step of the acquisition process", stated Mr. McCormick.

     Landmark Financial Corporation, with assets of $26 million, operates an office in Canajoharie, NY. TrustCo, with assets of $2.4 billion, presently has 53 locations in nine counties in the Capital Region of New York State.

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